Exhibit 99.1

KEEGAN RESOURCES INC.
Suite 1204, 700 West Pender Street
Vancouver, BC  V6C 1G8
Telephone:  (604) 683-8193 / Fax: (604) 683-8194
www.keeganresources.com

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

The annual and special general meeting of Shareholders of Keegan Resources Inc. (the “Company”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Wednesday, October 1, 2008 at 10:00 a.m., local time, (the “Meeting”) for the following purposes:

1.	To table and consider the audited financial statements of the Company for its fiscal year ended March 31, 2008, the report of the auditor thereon and the related management discussion and analysis;

2.
To set the number of directors at five (5), subject to the right of the board of directors, subsequent to a company’s annual shareholders meeting, to increase the number of directors by one-third (1/3) of the directors elected at the annual shareholders meeting, pursuant to the British Columbia Business Corporations Act and the Company’s Articles;

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.	To ratify and approve an ordinary resolution of the shareholders to adopt the New Share Option Plan, as more particularly set out in the accompanying Information Circular; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice.  The Information Circular contains details of matters to be considered at the Meeting.

Shareholders of record on the Company’s books at the close of business on August 22, 2008 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof.  Pursuant to the Company’s governing documents, each share is entitled to one vote.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting.  If you hold your shares in a brokerage account you are an unregistered shareholder.

DATED at Vancouver, British Columbia, this 28th  day of August, 2008.

BY ORDER OF THE BOARD

Daniel T. McCoy
President and Chief Executive Officer